

December 6, 2024

Sean Saint
Chief Executive Officer
Beta Bionics, Inc.
11 Hughes
Irvine, CA 92618

> **Re: Beta Bionics, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted November 25, 2024**
> **CIK No. 0001674632**

Dear Sean Saint:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Prospectus Summary
Commercial Opportunity and Strategy, page 3

1. We note your response to comment 3, including your disclosure that you estimate "that the current dollar value of the insulin pump market for people with T1D in the United States is approximately $2 billion" and that the "U.S. patient population would be valued at approximately $4 billion, assuming current users of MDI fully converted to pumps instead, and at current pump pricing levels." Please revise or provide an analysis explaining the reasonableness of the assumption that <u>all current </u>users of MDI will be <u>fully converted</u> to pumps in your $4 Billion Total Addressable Market

estimate. You state that "In the past, people with T1D have shown willingness to quickly adopt new technologies when the value proposition was far superior to previously available options" and that "CGMs have been adopted by an estimated 70% of people with T1D in the United States." In your discussion, further describe your bases for this assumption in light of various factors, including your current competitive position and the current adoption rates.

<u>Risk Factors</u>
<u>We are subject to a post-market surveillance order issued by the FDA for our iLet. If the FDA determines that our iLet does not perform..., page 36</u>

2.   We note your response to comment 6. Please revise your summary to discuss the post-market surveillance order.

<u>We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules..., page 61</u>

3.   We note your response to comment 7. Please revise to discuss whether you have any processes in place to safeguard sensitive information that might be used in connection with your algorithms, including in the future, to train potential AI/ML models.

<u>Development and Commercial Agreement, page 178</u>

4.   Please disclose here whether each of the development and commercialization terms under the related agreement is exclusive to each party. We note disclosure on page 47 that your development agreement with DexCom provides you with non-exclusive licenses to integrate the currently available generation of DexCom's iCGM technology with the iLet.

        Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Carlos Ramirez, Esq.